ComCam International, Inc.

1140 McDermott Drive West

Chester Pennsylvania 19380

Larry Spirgel
Division of Corporation Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: ComCam International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 16, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 12, 2010

File No. 000-51763

Dear Mr. Spirgel:

Thank you for your comments dated December 20, 2010 to our submissions on Forms 10-K and 10-Q for ComCam International, Inc. dated April 16, 2010 and November 12, 2010 respectively.

We write to confirm our request for up to an additional ten days, or until January 15, 2011, to respond to your comments and revise the affected submissions according to our responses. Our request is predicated on the timing of the comment letter as being during the holiday season, our need to confer with our accountants during this busy season and the nature of comments received.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Ruairidh Campbell
Orsa & Company
600 Westwood Terrace
Austin, Texas 78746
Telephone: (512) 462-3327
Facsimile: (512) 462-3328

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Don Gilbreath

Don Gilbreath, Chief Executive Officer